                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                (RULE 13D-2-101)


  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13D-1(a) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(a)

                              (Amendment No. 10)(1)

                              TRANSMETA CORPORATION
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                   89376R2080
                                 (CUSIP Number)

                         RILEY INVESTMENT MANAGEMENT LLC
                              ATTN: BRYANT R. RILEY
                            11100 SANTA MONICA BLVD.
                                    SUITE 810
                              LOS ANGELES, CA 90025
                                 (310) 966-1445
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                  July 11, 2008
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: |X|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)


--------------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  89376R208                  13D                                 Page 2


--------- ----------------------------------------------------------------------
   1      NAME OF REPORTING PERSON
          S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON

          Riley Investment Partners Master Fund, L.P.
--------- ----------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [X]
--------- ----------------------------------------------------------------------
   3      SEC USE ONLY

--------- ----------------------------------------------------------------------
   4      SOURCE OF FUNDS*

          WC
--------- ----------------------------------------------------------------------
   5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                             [ ]
--------- ----------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          Cayman Islands
--------- ----------------------------------------------------------------------
      NUMBER OF          7    SOLE VOTING POWER

       SHARES                 639,674
                       ------ --------------------------------------------------
    BENEFICIALLY         8    SHARED VOTING POWER

      OWNED BY                -0-
                       ------ --------------------------------------------------
        EACH             9    SOLE DISPOSITIVE POWER

      REPORTING               639,674
                       ------ --------------------------------------------------
       PERSON           10    SHARED DISPOSITIVE POWER

        WITH                  -0-
--------- ----------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          639,674
--------- ----------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES*
                                                                             [ ]
--------- ----------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           5.3%(1)
--------- ----------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*

          PN
--------- ----------------------------------------------------------------------

___________
(1) Based on 12,152,065 shares of common stock of Transmeta Corporation (the "Issuer") outstanding at April 15, 2008, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended March 31, 2008 filed with the Securities and Exchange Commission on May 12, 2008.

CUSIP No. 89376R208                   13D                                 Page 3

--------- ----------------------------------------------------------------------
   1      NAME OF REPORTING PERSON
          S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON

          Riley Investment Management LLC
--------- ----------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  [ ]
                                                                        (b)  [X]
--------- ----------------------------------------------------------------------
   3      SEC USE ONLY

--------- ----------------------------------------------------------------------
   4      SOURCE OF FUNDS*

          AF
--------- ----------------------------------------------------------------------
   5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                             [ ]
--------- ----------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
--------- ----------------------------------------------------------------------
      NUMBER OF          7    SOLE VOTING POWER

       SHARES                 772,503(2)
                       ------ --------------------------------------------------
    BENEFICIALLY         8    SHARED VOTING POWER

      OWNED BY                618,495(3)
                       ------ --------------------------------------------------
        EACH             9    SOLE DISPOSITIVE POWER

      REPORTING               772,503(2)
                       ------ --------------------------------------------------
       PERSON           10    SHARED DISPOSITIVE POWER

        WITH                  618,495(3)
--------- ----------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,273,364(3)
--------- ----------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES*
                                                                             [x]
--------- ----------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          10.5%(1)
--------- ----------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*

          IA
--------- ----------------------------------------------------------------------

_____________
(2) Because Riley Investment Management LLC has sole investment and voting power over 639,674 shares of Common Stock held by Riley Investment Partners Master Fund, L.P. and 132,829 shares held in managed accounts by its investment advisory clients, Riley Investment Management LLC may be deemed to have beneficial ownership of these shares.
(3) Riley Investment Management LLC has shared voting and dispositive power over 618,495 shares of Common Stock held by its investment advisory clients, 500,861 of which are held by investment advisory accounts indirectly affiliated with Mr. Riley or Riley Investment Partners Master Fund, L.P. However, Riley Investment Management LLC disclaims beneficial ownership of the non-affiliated shares.

CUSIP No. 89376R208                   13D                                 Page 4

--------- ----------------------------------------------------------------------
   1      NAME OF REPORTING PERSON
          S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON

          B. Riley & Co., LLC
--------- ----------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [X]
--------- ----------------------------------------------------------------------
   3      SEC USE ONLY

--------- ----------------------------------------------------------------------
   4      SOURCE OF FUNDS*

          WC
--------- ----------------------------------------------------------------------
   5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                             [ ]
--------- ----------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
--------- ----------------------------------------------------------------------
      NUMBER OF          7    SOLE VOTING POWER

       SHARES                 29,000
                       ------ --------------------------------------------------
    BENEFICIALLY         8    SHARED VOTING POWER

      OWNED BY                50,000(4)
                       ------ --------------------------------------------------
        EACH             9    SOLE DISPOSITIVE POWER

      REPORTING               29,000
                       ------ --------------------------------------------------
       PERSON           10    SHARED DISPOSITIVE POWER

        WITH                  50,000(4)
--------- ----------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          79,000
--------- ----------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES*
                                                                            [  ]
--------- ----------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          .7%(1)
--------- ----------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*

          BD
--------- ----------------------------------------------------------------------

____________
(4) B. Riley & Co., LLC has shared voting and dispositive power over 50,000 shares of Common Stock held by a managed accounts, with which it is indirectly affiliated.

CUSIP No. 89376R208                   13D                                 Page 5


--------- ----------------------------------------------------------------------
   1      NAME OF REPORTING PERSON
          S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON

          B. Riley & Co. Retirement Trust
--------- ----------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [X]
--------- ----------------------------------------------------------------------
   3      SEC USE ONLY

--------- ----------------------------------------------------------------------
   4      SOURCE OF FUNDS*

          WC
--------- ----------------------------------------------------------------------
   5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                             [ ]
--------- ----------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          California
--------- ----------------------------------------------------------------------
      NUMBER OF          7    SOLE VOTING POWER

       SHARES                 5,000
                       ------ --------------------------------------------------
    BENEFICIALLY         8    SHARED VOTING POWER

      OWNED BY                -0-
                       ------ --------------------------------------------------
        EACH             9    SOLE DISPOSITIVE POWER

      REPORTING               5,000
                       ------ --------------------------------------------------
       PERSON           10    SHARED DISPOSITIVE POWER

        WITH                  -0-
--------- ----------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          5,000
--------- ----------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES*
                                                                            [  ]
--------- ----------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          .0%(1)
--------- ----------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*

          EP
--------- ----------------------------------------------------------------------

CUSIP No. 89376R208                   13D                                 Page 6


--------- ----------------------------------------------------------------------
   1      NAME OF REPORTING PERSON
          S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON

          Bryant R. Riley
--------- ----------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [X]
--------- ----------------------------------------------------------------------
   3      SEC USE ONLY

--------- ----------------------------------------------------------------------
   4      SOURCE OF FUNDS*

          AF
--------- ----------------------------------------------------------------------
   5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                             [ ]
--------- ----------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
--------- ----------------------------------------------------------------------
      NUMBER OF          7    SOLE VOTING POWER

       SHARES                 806,503(5)
                       ------ --------------------------------------------------
    BENEFICIALLY         8    SHARED VOTING POWER

      OWNED BY                668,495(6)
                       ------ --------------------------------------------------
        EACH             9    SOLE DISPOSITIVE POWER

      REPORTING               806,503(5)
                       ------ --------------------------------------------------
       PERSON           10    SHARED DISPOSITIVE POWER

        WITH                  668,495(6)
--------- ----------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,357,364(6)
--------- ----------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES*
                                                                             [x]
--------- ----------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          11.2%(1)
--------- ----------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*

          IN
--------- ----------------------------------------------------------------------

_____________
(5) Because Riley Investment Management LLC has sole voting and investment power over Riley Investment Partners Master Fund, L.P.'s security holdings and certain managed accounts of its investment advisory clients and Mr. Riley, in his role as the sole manager of Riley Investment Management LLC, controls its voting and investment decisions, each of Riley Investment Management LLC and Mr. Riley may be deemed to have beneficial ownership of the 639,674 shares of Common Stock held by Riley Investment Partners Master Fund, L.P. and the 132,829 shares held in managed accounts by its investment advisory clients. B. Riley & Co., LLC has sole voting and dispositive power over 29,000 shares of common stock. Mr. Riley is the Chairman and sole indirect equity owner of B. Riley & Co., LLC. Includes 5,000 shares held by the B. Riley & Co. Retirement Trust, of which Mr. Riley is the trustee.
(6) Riley Investment Management LLC has shared voting and dispositive power over 618,495 shares of Common Stock held by its investment advisory clients, 500,861 of which are held by investment advisory accounts indirectly affiliated with Mr. Riley or Riley Investment Partners Master Fund, L.P. Although Mr. Riley controls Riley Investment Management LLC's voting and investment decisions for its investment advisory clients, Mr. Riley disclaims beneficial ownership of the non-affiliated shares. B. Riley & Co., LLC has shared voting and dispositive power over 50,000 shares of Common Stock held in managed accounts, with which it is indirectly affiliated with. Mr. Riley is the Chairman and sole indirect equity owner of B. Riley & Co., LLC.

CUSIP No. 89376R208                  13D                                  Page 7

ITEM 4. PURPOSE OF THE TRANSACTION

Item 4 here is hereby amended to add the following:

On July 11, 2008, the Reporting Persons entered into a settlement agreement (the "Settlement Agreement") with the Issuer. Pursuant to the Settlement Agreement, among other things, subject to the parties filing a stipulation with the Superior Court of California in the County of Santa Clara to dismiss with prejudice the derivative stockholder action previously filed by RIP and RIM, the Issuer will increase the size of its board to nine directors, divided evenly into the three classes of directors and Mike Gullard will be elected as a Class I Director of the Issuer. Upon his appointment, Mr. Gullard will be appointed to the Compensation Committee of the Board, assuming he satisfies applicable legal requirements and listing standards.

Subject to the Superior Court entering in an order to dismiss the derivative stockholder action with prejudice, the Issuer is obligated to include Mr. Riley in its Board of Director's slate of nominees for election as a Class II Director at the Issuer's 2008 annual meeting and to use its reasonable best efforts to cause Mr. Riley's election at the meeting. The Issuer and RIP and RIM agreed to file a stipulation with the court to dismiss the stockholder derivative action with prejudice. The parties also entered into mutual releases of claims. RIP agreed to withdraw its nomination letter for the 2008 annual meeting.

Pursuant to the Settlement Agreement, the Reporting Persons agreed to vote in favor of the Board's slate of nominees at the 2008 annual meeting and all further annual meetings. The Reporting Persons also agreed to vote in favor of the proposals submitted by the Board at all annual meetings after the 2008 annual meeting provided that Mr. Riley (or his designated replacement) has voted in favor of such proposal as a member of the Board. The foregoing obligations terminate after the date of the 2008 Annual Meeting where Mr. Riley (or his designated replacement) is not or ceases to be a director on the Board and do not apply for votes where clients of the Reporting Persons have specifically instructed the Reporting Persons to vote in another manner.

Pursuant to the Settlement Agreement, the Reporting Persons agreed, subject to certain exceptions, that until at least the earlier of the 2010 annual meeting or September 30, 2010, the Reporting Persons and their affiliates cannot, without specified prior consent of the Board: (i) effect, offer, participate, propose to effect, or cause any (x) tender offer or exchange offer, merger, acquisition or other business combination involving the Issuer or any of its subsidiaries; (y) any form of business combination or acquisition or other transaction relating to a material amount of assets or securities of the Company or any of its subsidiaries or (z) any form of restructuring, recapitalization or similar transaction with respect to the Issuer or any of its subsidiaries; (ii) acquire, offer or propose to acquire any of the Company's voting securities (or beneficial ownership thereof), or rights or options to acquire any voting securities if it would result in the Reporting Persons and its affiliates beneficially owning more than 13% of the then outstanding Common Stock; (iii) engage in any solicitation of proxies or consents to vote in opposition to the recommendation of the Board; (iv) knowingly seek to influence any person with respect to the voting of any securities of the Company in opposition to the recommendation of the Board; (v) knowingly seek to control or influence the management or the policies of the Company; (vi) seek to control the Board or initiate or take any action to obtain representation on the Board, or seek the removal of any director from the Board; (vii) seek to amend any provision of the Company's Articles of Incorporation or Bylaws except as may be approved by the Board; (viii) grant any proxy rights with respect to the Common Stock to any person not designated by the Company; (ix) call or seek to have called any meeting of the shareholders of the Company; (x) propose any matter for submission to a vote of the shareholders of the Company; (xi) execute any written consents, waiver or demand with respect to the Common Stock; (xii) unless required by law, make any public disclosure, announcement or statement in support of any non-Issuer proxy solicitation, concerning the matters described in (i) through (x) above, or negatively commenting upon the Issuer; (xiii) enter into any agreements with any third party with respect to any of the foregoing; or (xiv) form, join or participate in a group in connection with or for any of the foregoing purposes.

The Settlement Agreement may be terminated by the non-breaching party in the event of a material breach by any party, subject to a five-business day cure period. The Settlement Agreement will also be terminated if the Company's definitive proxy statement is not filed with the SEC on or prior to August 31, 2008 with the Mr. Riley as a nominee and the 2008 Annual Meeting is not held by September 30, 2008, in which case RIP's nomination letter shall be deemed to have not been withdrawn.

The foregoing description of the Settlement Agreement is qualified in its entirety by reference to Exhibit A.

CUSIP No.  89376R208                   13D                                Page 8

ITEM 5.       INTEREST IN SECURITIES OF THE ISSUER

      Item 5(c) is amended to add the following:

      (c) In the ordinary course of business, BRC may effect transactions in connection with its market making activities, as well as for customer transactions. On July 7, 2008, an investment advisory client of RIM purchased 2,500 shares of Common Stock at a per share price of $13.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

      See Item 4

ITEM 7.       MATERIAL TO BE FILED AS EXHIBITS

      Exhibit A: Settlement Agreement and Releases, dated as of July 11, 2008, by and among, the Issuer and the Reporting Persons.

CUSIP No.  89376R208                   13D                                Page 9

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 15, 2008


                                     Riley Investment Partners Master Fund, L.P.
                                         By: Riley Investment Management LLC,
                                             its General Partner

                                     By: /s/ Bryant R. Riley
                                         ---------------------------------------
                                         Bryant R. Riley, Managing Member


                                     Riley Investment Management LLC

                                     By: /s/ Bryant R. Riley
                                         ---------------------------------------
                                         Bryant R. Riley, Managing Member


                                     B. Riley & Co, LLC

                                     By: /s/ Bryant R. Riley
                                         ---------------------------------------
                                         Bryant R. Riley, Chairman


                                     B. Riley & Co. Retirement Trust

                                     By:  /s/ Bryant R. Riley
                                         ---------------------------------------
                                            Bryant R. Riley, Trustee


                                     By: /s/ Bryant R. Riley
                                         ---------------------------------------
                                          Bryant R. Riley

                                   EXHIBIT A
                                   ---------

                        SETTLEMENT AGREEMENT AND RELEASES

      THIS SETTLEMENT AGREEMENT AND RELEASES (this "Agreement"), dated as of July 11, 2008, is made by and among Transmeta Corporation, a Delaware corporation (the "Company"), and the other persons and entities that are signatories hereto (collectively, the "Riley Group," and each, individually, a "member" of the Riley Group) which presently are or may be deemed to be members of a "group" with respect to the common stock of the Company, $0.00001 par value per share (the "Common Stock"), pursuant to Rule 13d-5 promulgated by the Securities and Exchange Commission (the "SEC") under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The Company and the Riley Group are each sometimes referred to herein as a "Party."

                                    RECITALS
                                    --------

      WHEREAS, the Riley Group is the beneficial owner of 1,357,364 shares of Common Stock and in addition possesses shared voting and dispositive power over 117,634 shares of Common Stock, over which beneficial ownership is disclaimed;

      WHEREAS, on January 31, 2008, Riley Investment Partners Master Fund L.P. and Riley Investment Management LLC (collectively, the "Plaintiffs") filed a derivative stockholder action against the directors and certain officers of the Company in the Superior Court of California, in and for the County of Santa Clara ("the Court"), in the action captioned Riley Investment Partners Master Fund, L.P., et al. v. Horsley, et al. (Transmeta Corp.), Case No. 1:08-CV-104667 (referred to as the "Litigation");

      WHEREAS, on May 15, 2008, the Riley Investment Partners Master Fund L.P. delivered to the Company a letter (the "Nomination Letter") regarding the nomination of directors for election to the Company's board of directors (the "Board") at the 2008 annual meeting of stockholders of the Company (the "2008 Annual Meeting") and concurrently filed a Schedule 14A with the SEC announcing its intent to solicit proxies for the election of its own opposition slate of nominees (the "Proxy Solicitation") for election to the Board at the 2008 Annual Meeting; and

      WHEREAS, the Company and the members of the Riley Group have determined that the interests of the Company and its stockholders would be best served at this time by, among other things, avoiding the Proxy Solicitation and further litigation, and the expense and disruption that may result therefrom and forever discharging all claims, demands, liabilities, and causes of action which have or could have been asserted by the Riley Group, either on their own behalf or on behalf of the Company, that relate in any way to, arise out of, or could have arisen out of any statements, representations, omissions, acts, failures to act, conduct, events or occurrences alleged in the Litigation.

                                    AGREEMENT
                                    ---------

      NOW, THEREFORE, in consideration of the foregoing premises and the mutual covenants and agreements contained herein, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto, intending to be legally bound, hereby, agree as follows:

      1. REPRESENTATIONS AND WARRANTIES OF THE COMPANY. The Company hereby represents and warrants to the Riley Group that:

            (a) this Agreement has been duly authorized, executed and delivered by the Company, and is a valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as enforcement thereof may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or similar laws generally affecting the rights of creditors and subject to general equity principles;

            (b) neither the execution of this Agreement nor the consummation of any of the transactions contemplated hereby nor the fulfillment of the terms hereof, in each case in accordance with the terms hereof, will conflict with, or result in a breach or violation of, or result in the imposition of any lien, charge or encumbrance upon any property or assets of the Company or any of its subsidiaries pursuant to the terms of, any indenture, contract, lease, mortgage, deed of trust, note agreement, loan agreement or other agreement, obligation, condition, covenant or instrument to which the Company or any of its subsidiaries is a party or bound or to which its or their property is subject;

            (c) the execution and delivery by the Company of this Agreement and the performance by the Company of its obligations hereunder do not and will not violate the Certificate of Incorporation, Bylaws or any policy, procedure, charter or code of the Company, each as amended to date; and

            (d) the execution and delivery by the Company of this Agreement and the performance by the Company of its obligations hereunder do not and will not violate in any material respect any law, rule, regulation or order of any court or other agency of government that is applicable to the Company.

      2. REPRESENTATIONS AND WARRANTIES OF THE RILEY GROUP. Each member of the Riley Group represents and warrants to the Company that:

            (a) this Agreement has been duly authorized, executed and delivered by each member of the Riley Group, and is a valid and binding obligation of each such member, enforceable against each such member in accordance with its terms, except as enforcement thereof may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or similar laws generally affecting the rights of creditors and subject to general equity principles;

            (b) the execution and delivery by each member of the Riley Group of this Agreement and the performance by each such member of its obligations hereunder do not and will not violate, any governing partnership agreement, membership agreement and/or any other governing instruments of such member, or any policy, procedure, charter or code of such member, each as amended to date;

            (c) the execution and delivery by each member of the Riley Group of this Agreement and the performance by each such member of its obligations hereunder do not and will not violate in any material respect any law, rule, regulation or order of any court or other agency of government that is applicable to such member;

            (d) each of Bryant R. Riley ("Mr. Riley") and J. Michael Gullard ("Mr. Gullard," and together with Mr. Riley, the "Riley Directors") is "independent" as "independence" is defined by the listing standards of The NASDAQ Stock Market LLC;

            (e) the Riley Group is the beneficial owner of, in the aggregate, more than five percent (5%) of the outstanding Common Stock, as of the date hereof, and such ownership is set forth on Exhibit A hereto; and

            (f) no member of the Riley Group has previously assigned or conveyed to any third person (including by operation of law) any right, claim or cause of action that is the subject of this Agreement (including the releases contained in this Agreement).

      3. COVENANTS OF THE COMPANY.

            (a) Subject to, and effective upon, the filing with the Court a stipulation requesting that the Court enter an order dismissing the Litigation with prejudice (as set forth in Section 4(c), below), the authorized size of the Board shall be increased to nine (9) directors divided evenly into the three classes of directors, and Mr. Gullard shall be elected to the Board as a Class I director of the Company.

            (b) Upon his election, the Board shall appoint Mr. Gullard to the Compensation Committee of the Board for the duration of Mr. Gullard's service on the Board; provided Mr. Gullard is then qualified to serve on the Compensation Committee under applicable legal requirements and listing standards. If at such time as Mr. Gullard is not so qualified, he may be removed from the Compensation Committee by the Board. Based solely upon information provided by, and representations from, Mr. Gullard, the Company believes that Mr. Gullard is currently qualified to serve on the Compensation Committee under applicable legal requirements and listing standards. The Company has no reasonable basis to presently believe that Mr. Gullard is not qualified to serve on the Compensation Committee under applicable legal requirements and listing standards.

            (c) Subject to the Court entering an order dismissing the Litigation with prejudice (as set forth in Section 4(c), below), the Company shall include Mr. Riley in the Board's slate of nominees for election as a Class II director of the Company at the 2008 Annual Meeting and use its reasonable best efforts to cause the election of Mr. Riley at the 2008 Annual Meeting, including, without limitation, recommending that the Company's stockholders vote in favor of the election of Mr. Riley at the 2008 Annual Meeting and voting the shares of Common Stock represented by all proxies granted by stockholders in connection with the solicitation of proxies by the Board in connection with the 2008 Annual Meeting in favor of Mr. Riley, except for such proxies that specifically indicate a vote to withhold authority with respect to Mr. Riley. Neither the Board nor the Company shall take any position, make any statements or take any action inconsistent with such recommendation. Based solely upon information provided by, and representations from (excluding Section 2(d) hereof), Mr. Riley, the Company believes that Mr. Riley is currently "independent" as defined by the listing standards of The NASDAQ Stock Market LLC.

            (d) The Riley Directors, upon election to the Board, will serve as full members of the Board and be governed by the same protections and obligations regarding confidentiality, conflicts of interests, fiduciary duties, trading and disclosure policies and other governance guidelines as are applicable to all directors of the Company, and shall have the same rights and benefits as are applicable to all independent directors of the Company, including (but not limited to) insurance, indemnification, compensation and fees.

            (e) In the event a Riley Director shall resign prior to the expiration of the term for which he is elected to serve on the Board, then the Riley Group shall have the right to nominate for election by the Board a replacement solely to serve the remainder of such Riley Director's term on the Board. The Riley Group hereby agrees that such nominee shall be "independent" as "independence" is defined by the listing standards of The NASDAQ Stock Market LLC. In addition, such nominee shall provide all information required of shareholder nominees as set forth in the Company's proxy statements filed with the SEC and such further information as reasonably requested by the Nominating and Corporate Governance Committee to determine the qualifications and independence of such nominee. The appointment of such nominee shall be subject to the approval of the Board. All references in this Agreement to the Riley Directors shall also be deemed to mean such persons as may be appointed a member of the Board pursuant to this Section 3(e).

      4. COVENANTS OF THE RILEY GROUP.

            (a) Subject to the inclusion of Mr. Riley in the Board's slate of nominees for election as a Class II director of the Company at the 2008 Annual Meeting, the Riley Group agrees to vote in favor of the Board's slate of nominees for election as directors of the Company at the 2008 Annual Meeting and all future annual meetings of the stockholders of the Company; provided that the Riley Group is not otherwise specifically instructed by their client(s) to vote in another manner. The Riley Group further agrees to vote in favor of the proposals submitted by the Board at all annual meetings of the stockholders of the Company after the 2008 Annual Meeting; provided that Mr. Riley (or his successor nominated pursuant to Section 3(e) hereof) has voted in favor of such proposal as a member of the Board and the Riley Group is not otherwise specifically instructed by their client(s) to vote in another manner. Notwithstanding anything in this Agreement to the contrary, this Section 4(a) shall terminate on the first date after the 2008 Annual Meeting that Mr. Riley (or his successor nominated pursuant to Section 3(e) hereof) is not or ceases to be a director on the Board.

            (b) Immediately prior to the issuance of the press release contemplated in Section 9 hereof, the Riley Group shall, subject to Section 22 hereof: (i) irrevocably withdraw the Nomination Letter and shall take all action necessary or appropriate to terminate the Proxy Solicitation and (ii) file a
Schedule 13D/A notifying the SEC of the termination of the Proxy Solicitation. The Riley Group shall make all other necessary filings with the SEC to accomplish such withdrawal and termination and at its own expense.

            (c) Promptly following the execution of this Agreement, and in any event within five (5) business days thereof, the Plaintiffs and the parties named in the Litigation as defendants shall file with the Court a stipulation requesting that the Court enter an order dismissing the Litigation with prejudice. The stipulation and proposed order shall specify that each party is to bear his or its own costs and attorneys fees.

      5. STANDSTILL PERIOD.

            (a) Each member of the Riley Group agrees that until the first day following the earlier of (x) the date of the 2010 annual meeting of stockholders of the Company and (y) September 30, 2010 (such period, the "Standstill Period"), without the prior written consent of the Board specifically expressed in a written resolution adopted by a majority vote of the entire Board, neither it nor any of its Affiliates (as such term is defined below) under its control or direction will, directly or indirectly, or in conjunction with any other person or entity:

                  (i) effect or seek to effect (including, without limitation, by entering into any discussions, negotiations, agreements or understandings), offer or propose (whether publicly or otherwise) to effect, or cause or participate in, or in way knowingly assist or facilitate any other person to effect or seek, offer or propose to effect any (x) tender offer or exchange offer, merger, acquisition or other business combination involving the Company or any of its subsidiaries; (y) any form of business combination or acquisition or other transaction relating to a material amount of assets or securities of the Company or any of its subsidiaries or (z) any form of restructuring, recapitalization or similar transaction with respect to the Company or any of its subsidiaries;

                  (ii) acquire, offer or propose to acquire any voting securities (or beneficial ownership thereof), or rights or options to acquire any voting securities (or beneficial ownership thereof) of the Company if after any such case, immediately after the taking of such action the Riley Group, together with its respective Affiliates, would in the aggregate, beneficially own more than 13% of the then outstanding Common Stock;

                  (iii) engage in any solicitation of proxies or consents to vote any voting securities of the Company in opposition to the recommendation of the Board with respect to any matter, including the election of directors;

                  (iv) knowingly seek to influence any person with respect to the voting of any securities of the Company in opposition to the recommendation of the Board with respect to any matter, including but not limited to the election of members of the Board, unless requested to do so by the Company;

                  (v) otherwise act, alone or in concert with others, to knowingly seek to control or influence the Board or the management or policies of the Company;

                  (vi) otherwise act, alone or in concert with others, to seek to control the Board or initiate or take any action to obtain representation on the Board, or seek the removal of any director from the Board, except as permitted expressly by this Agreement;

                  (vii) take any action to seek to amend any provision of the Company's Certificate of Incorporation or Bylaws except as may be approved by the Board;

                  (viii) grant any proxy rights with respect to the Common Stock to any person not designated by the Company, except for Riley Investment Management LLC and only where it shares voting power pursuant to arrangements that exist on the date of this Agreement or agreements substantially similar to such existing arrangements;

                  (ix) call or seek to have called any meeting of the stockholders of the Company;

                  (x) propose any matter for submission to a vote of the stockholders of the Company;

                  (xi) execute any written consents, waiver or demand with respect to the Common Stock;

                  (xii) unless required by law, make or issue or cause to be made or issued any public disclosure, announcement or statement (including without limitation the filing of any document with the SEC or any other governmental agency or any disclosure to any journalist, member of the media or securities analyst) (x) in support of any proxy solicitation other than a proxy solicitation by the Company, (y) concerning any matter described in (i) through
(x) above, or (z) negatively commenting upon the Company, including the Company's management, the Board and the Company's strategy, business, or corporate activities;

                  (xiii) enter into any agreements with any third party with respect to any of the foregoing or take any action which might force the Company to make a public announcement regarding any of the foregoing, except, in each case, as contemplated by this Agreement; or

                  (xiv) form, join or in any way participate in a "group" (as defined in Section 13(d)(3) of the Exchange Act) for or in connection with any of the foregoing purposes.

The provisions of this Section 5 shall not limit in any respect: (1) the actions of any Riley Director solely in his capacity as a director of the Company, recognizing that such actions are subject to such Riley Director's fiduciary duties to the Company and its stockholders; (2) non-public discussions between the Riley Directors (whether or not Mr. Riley is a director of the Company); or
(3) statements that may be made in research reports of B. Riley & Co., LLC that address the Company's industry in general or that are specific to the Company and related client communications, so long as the Riley Directors have not directed, prepared, reviewed or otherwise participated in the preparation of such research report. The provisions of this Section 5 shall not limit in any respect the ability of Mr. Riley to (i) instruct or advise the investment clients over which he possesses sole or shared voting power solely to take the action of voting against the recommendation of the Board to the stockholders or
(ii) subject to and without prejudice to Section 4(a) hereof, the ability of any member of the Riley Group or any Affiliate thereof solely to vote as a stockholder on any matter submitted by the Board or any stockholder other than a member of the Riley Group or any Affiliate thereof at any meeting of the stockholders of the Company; provided, in the case of clause (i), that so long as Mr. Riley (or his replacement pursuant to Section 3(e) hereof) is a director on the Board, Mr. Riley voted against such recommendation as a member of the Board and, in each case, no member of the Riley Group or any Affiliate thereof makes or issues or causes to be made or issued any public disclosure, announcement or statement in connection with such instruction, advice or vote.

            (b) As used in this Agreement, the term "Affiliate" shall have the respective meanings set forth in Rule 12b-2 promulgated by the SEC under the Exchange Act; the terms "beneficial owner" and "beneficial ownership" shall have the respective meanings as set forth in Rule 13d-3 promulgated by the SEC under the Exchange Act; and the terms "person" or "persons" shall mean any individual, corporation (including not-for-profit), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization or other entity of any kind or nature.

      6. GENERAL RELEASES. The members of the Riley Group and the Company, on their own behalf and on behalf of each of their officers, directors, agents, employees, shareholders, partners, parents, subsidiaries, affiliates, trustees, trustors, beneficiaries, joint venturers, insurers, attorneys, representatives, family members, predecessors, successors and assigns, respectively, hereby release and discharge each other and each of their current and former officers, directors, agents, employees, stockholders, partners, parents, subsidiaries, affiliates, trustees, trustors, beneficiaries, joint venturers, insurers, attorneys, representatives, family members, predecessors, successors and assigns, from any and all claims, suits, demands, obligations, liabilities, attorneys fees, costs, and causes of action of any kind whatsoever, whether known or unknown, suspected or unsuspected, claimed or unclaimed, asserted or unasserted, direct or derivative, individually or on behalf of the Company, that relate in any way to, arise out of, or could have arisen out of any statements, representations, omissions, acts, failures to act, conduct, events or occurrences alleged in the Litigation. These releases apply to all claims in contract, tort, or otherwise, and under any statute or common law, in law or in equity. The foregoing releases shall not affect, waive, limit, modify or in any other way change in any manner any obligation or liability of any Party under this Agreement, any instrument or agreement executed and delivered pursuant to this Agreement, or any breaches of fiduciary duty or similar claims on or after the date of this Agreement.

      7. WAIVER OF CIVIL CODE SECTION 1542. The members of the Riley Group, and each of them, expressly acknowledge that they have been informed of and are familiar with the provisions of Section 1542 of the California Civil Code, which provides as follows:

      A GENERAL RELEASE DOES NOT EXTEND TO CLAIMS WHICH THE CREDITOR DOES NOT KNOW OR SUSPECT TO EXIST IN HIS FAVOR AT THE TIME OF EXECUTING THE RELEASE, WHICH IF KNOWN BY HIM, MUST HAVE MATERIALLY AFFECTED HIS SETTLEMENT WITH THE DEBTOR.

      The members of the Riley Group, and each of them, being aware of Section 1542, hereby expressly waive any rights they may have thereunder, as well as under any other statutes or common law principles of similar effect.

      8. VOLUNTARY AGREEMENT. By signing below, the undersigned representatives of the Parties agree and acknowledge they have read and understand the binding nature of this Agreement, that it represents a final and binding settlement according to its terms, and that they are entering into the Agreement voluntarily and with full knowledge of its significance and legal effect.

      9. PUBLIC ANNOUNCEMENT. The Riley Group and the Company shall announce this Agreement and the material terms hereof within two (2) business days of the date hereof by means of a joint press release in the form attached as Exhibit B hereto.

      10. DISCLOSURE. The Riley Group acknowledges that this Agreement shall be filed with the SEC within four (4) business days of execution on a Current Report on Form 8-K. The Company shall provide the Riley Group with a copy of such Current Report in advance of such filing for review. The Company shall also provide the Riley Group with a copy of the proposed proxy statement for the 2008 Annual Meeting in advance of the filing of the proxy statement with the SEC. Such proxy statement will also contain a description of this Agreement.

      11. SPECIFIC PERFORMANCE. Each member of the Riley Group, on the one hand, and the Company, on the other hand, acknowledges and agrees that irreparable injury to the other Party would occur in the event any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached and that such injury would not be adequately compensable in damages. It is accordingly agreed that the members of the Riley Group or any of them, on the one hand, and the Company, on the other hand (the "Moving Party"), shall each be entitled to specific enforcement of, and injunctive relief to prevent any violation of, the terms hereof, and the other Party will not take action, directly or indirectly, in opposition to the Moving Party seeking such relief on the grounds that any other remedy or relief is available at law or in equity.

      12. JURISDICTION; APPLICABLE LAW. Each of the parties hereto:

            (a) consents to submit itself to the personal jurisdiction of federal or state courts of the State of California in the event any dispute arises out of this Agreement or the transactions contemplated by this Agreement,

            (b) agrees that it shall not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court,

            (c) agrees that it shall not bring any action relating to this Agreement or the transactions contemplated by this Agreement in any court other than federal or state courts of the State of California,

            (d) agrees to waive any bonding requirement under any applicable law, in the case the other Party seeks to enforce the terms by way of equitable relief and

            (e) irrevocably consents to service of process by first class certified mail, return receipt requested, postage prepaid, to the address of such Party's principal place of business or as otherwise provided by applicable law. THIS AGREEMENT SHALL BE GOVERNED IN ALL RESPECTS, INCLUDING VALIDITY, INTERPRETATION AND EFFECT, BY THE LAWS OF THE STATE OF CALIFORNIA APPLICABLE TO CONTRACTS EXECUTED AND TO BE PERFORMED WHOLLY WITHIN SUCH STATE WITHOUT GIVING EFFECT TO THE CHOICE OF LAW PRINCIPLES OF SUCH STATE.

      13. NO ADMISSION OF LIABILITY. The parties to this Agreement agree that nothing in this Agreement is intended or shall be construed as an admission of liability.

      14. NO CONSTRUCTION AGAINST DRAFTER. For purposes of any action arising out of the application, interpretation, or alleged breach of this Agreement, each Party waives any statutory or common law principle, and any judicial interpretation of this Agreement, which would create a presumption against the other Party as a result of its having drafted any provision of this Agreement. Counsel for the respective parties have reviewed and revised this Agreement, and there shall not be applied any rule construing ambiguities against the drafting party.

      15. ADDITIONAL DOCUMENTS. Each Party agrees that it will execute and provide, at the request of the other Party, any and all such other documents or other written instruments as may be reasonably necessary to effectuate the purposes of the Agreement.

      16. THIRD PARTY BENEFICIARIES. Nothing contained in this Agreement shall create any rights in, or be deemed to have been executed for the benefit of any person or entity that is not a party hereto or a successor or permitted assignee of such party.

      17. ENTIRE AGREEMENT; AMENDMENT AND WAIVER. This Agreement contains the entire understanding of the parties hereto with respect to its subject matter. There are no restrictions, agreements, promises, representations, warranties, covenants or undertakings between the parties other than those expressly set forth herein. This Agreement may be amended only by a written instrument duly executed by the parties hereto, or their respective successors or assigns. No failure on the part of any Party to exercise, and no delay in exercising, any right, power or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of such right, power or remedy by such Party preclude any other or further exercise thereof or the exercise of any other right, power or remedy. All remedies hereunder are cumulative and are not exclusive of any other remedies provided by law.

      18. SUCCESSORS AND ASSIGNS. The terms and conditions of this Agreement shall be binding upon, inure to the benefit of, and be enforceable by the parties hereto and their respective successors, heirs, executors, legal representatives, and assigns; provided, however, that no Party may assign, delegate or otherwise transfer any of its obligations under this Agreement without the prior written consent of the other Party hereto.

      19. NOTICES. All notices, consents, requests, instructions, approvals and other communications provided for herein and all legal process in regard hereto shall be in writing and delivered by overnight courier or facsimile or electronic mail and shall be deemed duly given on the date of delivery. All notices hereunder shall be delivered as set forth below, or pursuant to such other instructions as may be designated in writing by the Party to receive such notice:

                  (a)      If to the Company:

                           Transmeta Corporation
                           2540 Mission College Boulevard
                           Santa Clara, CA  95054
                           Attention:  President

                           With a copy to (which shall not constitute notice):

                           Fenwick & West LLP
                           801 California Street
                           Mountain View, CA  94041
                           Attention:  Mark A. Leahy, Esq.

                  (b)      If to the Riley Group:

                           c/o Riley Investment Management LLC
                           11100 Santa Monica Boulevard, Suite 810
                           Los Angeles, CA  90025
                           Attention:  Bryant R. Riley

                           With a copy to (which shall not constitute notice):

                           Paul, Hastings, Janofksy & Walker LLP
                           695 Town Center Drive
                           Seventeenth Floor
                           Costa Mesa, CA 92626
                           Attention: Peter J. Tennyson, Esq.

      20. SEVERABILITY. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated and the parties shall use their best efforts to agree upon and substitute a valid and enforceable term, provision, covenant or restriction for any of such that is held invalid, void or unenforceable by a court of competent jurisdiction.

      21. COUNTERPARTS. This Agreement may be executed in two or more counterparts, which together shall constitute a single agreement.

      22. TERMINATION. The provisions of this Agreement may be terminated by the non-breaching Party in the event of a material breach by the other Party of any of the terms of this Agreement; provided, however, that the non-breaching Party shall first provide written notice to the breaching Party of the facts and circumstances giving rise to such breach, after which the breaching Party shall have five (5) business days from receipt of such notice to fully cure such breach. If the Company's definitive proxy statement is not filed with the SEC on or prior to August 31, 2008 with Mr. Riley as a nominee and the 2008 Annual Meeting is not held by September 30, 2008, then this Agreement shall be terminated and the Nomination Letter and the request from Riley Investment Partners Master Fund, L.P. for books and records dated June 3, 2008 shall be deemed to have not been withdrawn. Any termination of this Agreement as provided herein will be without prejudice to the rights of any Party arising out of the breach by the other Party of any provision of this Agreement. Sections 1, 2 and 8 through 22 shall survive any such termination.

                [REMAINDER OF THIS PAGE LEFT BLANK INTENTIONALLY]

      IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized signatories of the parties as of the date hereof.


TRANSMETA CORPORATION                       RILEY INVESTMENT PARTNERS MASTER
                                            FUND, L.P.

/s/ Lester Crudele                          By: Riley Investment Management LLC,
---------------------------------------         its General Partner
Lester M. Crudele
President and Chief Executive Officer


                                            /s/ Bryant Riley
                                            ------------------------------------
                                            Bryant R. Riley, Managing Member


                                            RILEY INVESTMENT MANAGEMENT LLC


                                            /s/ Bryant Riley
                                            ------------------------------------
                                            Bryant R. Riley, Managing Member


                                            B. RILEY & CO. RETIREMENT TRUST


                                            /s/ Bryant Riley
                                            ------------------------------------
                                            Bryant R. Riley, Trustee


                                            B. RILEY & CO., LLC


                                            /s/ Bryant Riley
                                            ------------------------------------
                                            Bryant R. Riley, Chairman


                                            BRYANT R. RILEY


                                            /s/ Bryant Riley
                                            ------------------------------------



              [SIGNATURE PAGE TO SETTLEMENT AGREEMENT AND RELEASE]

APPROVED AS TO FORM:


PAUL HASTINGS JANOFSKY & WALKER LLP


By /s/ Jay Gandhi
   ------------------------------------
Attorneys for the Riley Group




FENWICK & WEST LLP


By /s/ Kevin Muck
---------------------------------------
Attorneys for Transmeta Corporation




              [SIGNATURE PAGE TO SETTLEMENT AGREEMENT AND RELEASE]

                                    EXHIBIT A
                                    ---------

                     BENEFICIAL OWNERSHIP OF THE RILEY GROUP


                                                        Shares Beneficially Held
                                                        ------------------------
Riley Investment Partners Master Fund, L.P.                    639,674
Riley Investment Management LLC                              1,273,364*
B. Riley & Co., LLC                                             79,000
B. Riley & Co. Retirement Trust                                  5,000
Bryant Riley                                                 1,357,364*

--------------------------------------------------------------------------------
*Excludes 117,634 shares held by an investment advisory account of Riley Investment Management LLC, with respect to which beneficial ownership is disclaimed.

                                   EXHIBIT B
                                   ---------

TRANSMETA CORPORATION

Contacts:                                          Investors:
Sujan Jain                                         Kristine Mozes
Transmeta Corporation                              Mozes Communications LLC
(408) 919-3000                                     (781) 652-8875


       TRANSMETA ANNOUNCES AGREEMENT WITH RILEY INVESTMENT MANAGEMENT, LLC

SANTA CLARA, CA. - July [15], 2008 - Transmeta Corporation (NASDAQ: TMTA) today announced that it has entered into a settlement agreement and release with the entities and persons affiliated with Riley Investment Management, LLC, resolving all proxy matters and other issues relating to Transmeta. The agreement provides, among other things, for the following:

      o Transmeta will promptly increase the total number of directors on its Board of Directors from seven to nine, divided evenly among its three Classes

      o Transmeta's Board of Directors will promptly elect J. Michael Gullard to join the Board as a director in Class I and appoint him to its Compensation Committee

      o Transmeta will include Bryant R. Riley in its proxy materials as a nominee for election to the Board of Directors as a director in Class II and use its reasonable best efforts to cause Mr. Riley's election to the Board at its 2008 annual meeting, which has not been scheduled but is expected to be held on or before September 30, 2008

      o the Riley entities will vote their shares in favor of Transmeta's slate of nominees for election to the Board of Directors at the company's 2008 annual meeting, and will not solicit proxies in connection with that meeting

      o the Riley entities will abide by certain confidentiality and standstill obligations through the completion of Transmeta's 2010 annual meeting, including an agreement not to acquire an aggregate beneficial ownership position of more than 13% of Transmeta's outstanding common stock. The Riley entities currently own approximately 1,357,364 shares of Transmeta common stock, representing approximately 11.2 percent of Transmeta's outstanding shares.

      o the Riley entities and Transmeta will file a joint stipulation to dismiss with prejudice the RIM shareholder derivative litigation against Transmeta's directors and officers, with each party to bear its own fees and costs

      o the Riley entities and Transmeta entered into a general mutual release of claims.

"We are pleased to have achieved this agreement with the Riley Group and believe that it best serves the interests of Transmeta and its shareholders," said Les Crudele, president and CEO of Transmeta. "Through this agreement, Transmeta and RIM will avoid a costly and disruptive proxy contest at a time when the company is exploring a full range of strategic alternatives to enhance shareholder value. We look forward to working with both Mr. Gullard and Mr. Riley."

J. Michael Gullard has served since 1984 as a general partner of Cornerstone Management, a venture capital and consulting firm that provides strategic focus and direction for technology companies, primarily in the software and data communications industries. He also serves on the board of directors of Alliance Semiconductor, JDA Software Group, Inc., Proxim Wireless, Inc. and Planar Systems, Inc., each a Nasdaq listed company, and DynTek, Inc. From 1992 to 2004, he served as Chairman of NetSolve, Incorporated, a provider of IT infrastructure management services on an outsourced basis. From 1996 to 2004, Mr. Gullard also served as Chairman of Merant PLC (formerly Micro Focus Group Ltd.), a provider of change management software tools. Earlier in his career, Mr. Gullard held several executive and management positions at Telecommunications Technology Inc. and Intel Corporation. Mr. Gullard holds a B.A. degree in economics from Stanford University and an M.B.A. degree from the Stanford Graduate School of Business.

Bryant R. Riley is both founder and Chairman of B. Riley & Co., Inc., a Southern California based brokerage firm providing research and trading ideas primarily to institutional investors. Mr. Riley is also the founder and Chairman of Riley Investment Management, LLC, an investment adviser which provides investment management services. He also serves on the board of directors of Alliance Semiconductor, Aldila, Inc., DDi Corporation, and Silicon Storage Technology, Inc. each a Nasdaq listed company. Prior to 1997, Mr. Riley held a variety of positions in the brokerage industry, primarily as an Institutional Salesman and Trader. From October 1993-January 1997 he was a co-head of Equity at Dabney-Resnick, Inc., a Los Angeles based brokerage firm. From 1991-1993 he was a co-founder of Huberman-Riley, a Texas based brokerage firm. Mr. Riley graduated from Lehigh University in 1989 with a B.S. in finance.

"I appreciate the opportunity to be elected to the Board of Transmeta," said Bryant R. Riley. "During the past several weeks, I have met the independent directors and feel confident that we can work together to enhance value for Transmeta shareholders. I look forward to working closely with the other directors to benefit the company and its shareholders."

About Transmeta Corporation
---------------------------
Transmeta Corporation develops and licenses innovative computing, microprocessor and semiconductor technologies and related intellectual property. Founded in 1995, we first became known for designing, developing and selling our highly efficient x86-compatible software-based microprocessors, which deliver a balance of low power consumption, high performance, low cost and small size suited for diverse computing platforms. We are presently focused on developing and licensing our advanced power management technologies for controlling leakage and increasing power efficiency in semiconductor and computing devices, and in licensing our computing and microprocessor technologies to other companies. To learn more about Transmeta, visit www.transmeta.com.

Safe Harbor Statement
---------------------
This release contains forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements speak only as of the date of this release, and we will not necessarily provide updates of our projections or other forward-looking statements. Investors are cautioned that such forward-looking statements are subject to many risks and uncertainties, and may differ materially or adversely from our actual results or future events. Important risk factors that could have material or adverse effects on our results include practical operational challenges following our recent restructuring and change of business model, the potential loss of key technical and business personnel, uncertainty about the adoption and market acceptance of our technology offerings by current and potential customers and licensees, our inability to predict or ensure that third parties will license our technologies or use our technologies to generate royalties, difficulties in developing our technologies in a timely and cost effective manner, patents and other intellectual property rights, and other risk factors. We urge investors to review our filings with the Securities and Exchange Commission, including our most recent reports on Forms 10-K, 10-Q and 8-K, which describe these and other important risk factors that could have an adverse effect on our results. We undertake no obligation to revise or update publicly any forward-looking statement for any reason.

Transmeta and LongRun2 are trademarks of Transmeta Corporation. All other product or service names mentioned herein are the trademarks of their respective owners.